Filed Pursuant to Rule 424(b)(3)
Registration File Nos.: 333-262607 (BHK)
333-266318 (BGT)
333-263021 (BKN)
333-258015 (MUA)
333-259605 (BFK)
333-239575 (BPIF)
333-252961 (BBN)

BLACKROCK CORE BOND TRUST (BHK)

BLACKROCK FLOATING RATE INCOME TRUST (BGT)

BLACKROCK INVESTMENT QUALITY MUNICIPAL TRUST, INC. (BKN)

BLACKROCK MUNIASSETS FUND, INC. (MUA)

BLACKROCK MUNICIPAL INCOME TRUST (BFK)

BLACKROCK PRIVATE INVESTMENTS FUND (BPIF)

BLACKROCK TAXABLE MUNICIPAL BOND TRUST (BBN)

(each, a “Fund” and collectively, the “Funds”)

Supplement dated January 3, 2023 to the Statement of Additional Information (“SAI”) of each Fund set out in Appendix A

This supplement amends certain information in the SAI of each Fund set out in Appendix A. Unless otherwise indicated, all information included in the SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the SAI.

The following changes are made to each Fund’s SAI:

With respect to BHK, BGT, BKN, BFK and BBN, the section entitled “Other Investment Policies and Techniques – Securities Lending” or “Other Investment Policies and Techniques – Lending of Securities,” as applicable, is hereby deleted in its entirety and replaced with the following, and with respect to MUA and BPIF, the following is added to the section entitled “Investment Policies and Techniques”:

Securities Lending. The Fund may lend portfolio securities to certain borrowers determined to be creditworthy by the Advisor, including to borrowers affiliated with the Advisor. The borrowers provide collateral that is maintained in an amount at least equal to the current market value of the securities loaned. No securities loan will be made on behalf of the Fund if, as a result, the aggregate value of all securities loans of the Fund exceeds one-third of the value of the Fund’s total assets (including the value of the collateral received). The Fund may terminate a loan at any time and obtain the return of the securities loaned. The Fund receives the value of any interest or cash or non-cash distributions paid on the loaned securities.

With respect to loans that are collateralized by cash, the borrower may be entitled to receive a fee based on the amount of cash collateral. The Fund is compensated by the difference between the amount earned on the reinvestment of cash collateral and the fee paid to the borrower. In the case of collateral other than cash, the Fund is compensated by a fee paid by the borrower equal to a percentage of the market value of the loaned securities. Any cash collateral received by the Fund for such loans, and uninvested cash, may be invested, among other things, in a private investment company managed by an affiliate of the Advisor or in registered money market funds advised by the Advisor or their affiliates; such investments are subject to investment risk.

The Fund conducts its securities lending pursuant to an exemptive order from the SEC permitting it to lend portfolio securities to borrowers affiliated with the Fund and to retain an affiliate of the Fund as lending agent. To the extent that the Fund engages in securities lending, BlackRock Investment Management, LLC (“BIM”), an affiliate of the Advisor, acts as securities lending agent for the Fund, subject to the overall supervision of the Advisor. BIM administers the lending program in accordance with guidelines approved by the Board.

To the extent that the Fund engages in securities lending, the Fund retains a portion of securities lending income and remits a remaining portion to BIM as compensation for its services as securities lending agent. Securities lending income is equal to the total of income earned from the reinvestment of cash collateral (and excludes collateral investment expenses as defined below), and any fees or other payments to and from borrowers of securities. As securities lending agent, BIM bears all operational costs directly related to securities lending. The Fund is responsible for expenses in connection with the investment of cash collateral received for securities on loan (the “collateral investment expenses”). The cash collateral is invested in a private investment company managed by the Advisor or its affiliates. However, BIM has agreed to cap the collateral investment expenses of the private investment company to an annual rate of 0.04%. In addition, in accordance with the exemptive order, the investment adviser to the private investment company will not charge any advisory fees with respect to shares purchased by the Fund. Such shares also will not be subject to a sales load, distribution fee or service fee. If the private investment company’s weekly liquid assets fall below 30% of its total assets, BIM, as managing member of the private investment company, is permitted at any time, if it determines it to be in the best interests of the private investment company, to impose a liquidity fee of up to 2% of the value of units withdrawn or impose a redemption gate that temporarily suspends the right of withdrawal out of the private investment company. In addition, if the private investment company’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the private investment company will impose a liquidity fee in the default amount of 1% of the amount withdrawn, generally effective as of the next business day, unless BIM determines that a higher (not to exceed 2%) or lower fee level or not imposing a liquidity fee is in the best interests of the private investment company. The shares of the private investment company purchased by the Fund would be subject to any such liquidity fee or redemption gate imposed.

Under the securities lending program, the Fund is categorized into a specific asset class. The determination of the Fund’s asset class category (fixed income, domestic equity, international equity, or fund of funds), each of which may be subject to a different fee arrangement, is based on a methodology agreed to between the Fund and BIM.

Pursuant to the current securities lending agreement: (i) if the Fund were to engage in securities lending, the Fund retains 82% of securities lending income (which excludes collateral investment expenses), and (ii) this amount can never be less than 70% of the sum of securities lending income plus collateral investment expenses.

In addition, commencing the business day following the date that the aggregate securities lending income earned across the BlackRock Fixed-Income Complex in a calendar year exceeds a specified threshold, the Fund, pursuant to the current securities lending agreement, will receive for the remainder of that calendar year securities lending income as follows: (i) if the Fund were to engage in securities lending, 85% of securities lending income (which excludes collateral investment expenses); and (ii) this amount can never be less than 70% of the sum of securities lending income plus collateral investment expenses.

With respect to MUA and BPIF, the following is added to the section entitled “Additional Risk Factors”:

Securities Lending Risk

The Fund may lend securities to financial institutions. Securities lending involves exposure to certain risks, including operational risk (i.e., the risk of losses resulting from problems in the settlement and accounting process), “gap” risk (i.e., the risk of a mismatch between the return on cash collateral reinvestments and the fees the Fund has agreed to pay a borrower), foreign exchange risk (i.e., the risk of a shortfall at default when a cash collateral investment is denominated in a currency other than the currency of the assets being loaned due to movements in foreign exchange rates), and credit, legal, counterparty and market risks. If a securities lending counterparty were to default, the Fund would be subject to the risk of a possible delay in receiving collateral or in recovering the loaned securities, or to a possible loss of rights in the collateral. In the event a borrower does not return the Fund’s securities as agreed, the Fund may experience losses if the proceeds received from liquidating the collateral do not at least equal the value of the loaned security at the time the collateral is liquidated, plus the transaction costs incurred in purchasing replacement securities. This event could trigger adverse tax consequences for the Fund. The Fund could lose money if its short-term investment of the collateral declines in value over the period of the loan. Substitute payments for dividends received by the Fund for securities loaned out by the Fund will generally not be considered qualified dividend income. The securities lending agent will take the tax effects on shareholders of this difference into account in connection with the Fund’s securities lending program. Substitute payments received on tax-exempt securities loaned out will generally not be tax-exempt income.

Investors should retain this supplement for future reference.

SAI-GLOBAL7-0123SUP

Appendix A

BlackRock Core Bond Trust

Statement of Additional Information dated February 9, 2022, as supplemented on July 18, 2022

BlackRock Floating Rate Income Trust

Statement of Additional Information dated December 28, 2022

BlackRock Investment Quality Municipal Trust, Inc.

Statement of Additional Information dated June 6, 2022, as supplemented on July 18, 2022

BlackRock MuniAssets Fund, Inc.

Statement of Additional Information dated August 26, 2021, as supplemented on December 17, 2021, July 18, 2022 and October 14, 2022

BlackRock Municipal Income Trust

Statement of Additional Information dated March 17, 2022, as supplemented on July 18, 2022 and October 14, 2022

BlackRock Private Investments Fund

Statement of Additional Information dated July 29, 2022

BlackRock Taxable Municipal Bond Trust

Statement of Additional Information dated February 10, 2021, as supplemented on July 18, 2022 and October 14, 2022